SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

HARRY S. PANGAS

DIRECT LINE: 202.383.0805

E-mail: harry.pangas@sutherland.com

November 2, 2016

Dominic Minore, Esq., Senior Counsel

Jeff Long, Staff Accountant

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Alcentra Capital Corporation
Registration Statement on Form N-2
Registration No. 333-213193

Dear Messrs. Minore and Long:

On behalf of Alcentra Capital Corporation (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on September 12, 2016, October 4, 2016 and October 6, 2016 relating to the Company’s Registration Statement on Form N-2 (Registration No. 333-213193) (the “Registration Statement”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses. Where revisions to the prospectus are indicated in the Company’s responses set forth below, such revisions have been included in Amendment No. 1 to the Registration Statement (“Amendment No. 1”) filed concurrently herewith.

Comments Received On September 12, 2016

Outside Front Cover

1.	On the outside front cover of the prospectus contained in the Registration Statement and on the outside front cover of any applicable prospectus supplement, please identify Alcentra NY, LLC as the selling stockholder and indicate that Alcentra NY, LLC is the Company’s investment adviser.

Response: The Company has revised the disclosure as requested.

ATLANTA	AUSTIN	GENEVA	HOUSTON	LONDON	NEW YORK	SACRAMENTO	WASHINGTON D.C.

Dominic Minore, Esq., Senior Counsel

Jeff Long, Staff Accountant

November 2, 2016

2.	Indicate that the Company’s stockholders may experience dilution when the selling stockholder sells its shares and provide an estimate of such dilution.

Response: Given that the shares of the Company’s common stock that may be sold by the selling stockholders pursuant to the Registration Statement have previously been issued by the Company and are currently outstanding, the Company’s stockholders will not experience any dilution (i.e., in voting power or financial interest in the Company) in the event that the selling stockholders sell their shares pursuant to the Registration Statement and irrespective of the price per share at which shares are sold by them. As a result, the Company has not made the requested change.

Business Strategy (page 5)

3.	The disclosure contained in the first paragraph states that although, in most cases, the Company’s portfolio investments are not rated by any rating agency, had they been rated, they would likely receive a rating below-investment grade (i.e., below a Standard & Poor’s rating of BBB- or Moody’s rating of Baaa3), which is often referred to as “high-yield” or “junk.”

Because there is no specific information regarding where along the “below investment grade” rating spectrum the Company’s portfolio companies would fall, please delete the parenthetical “(i.e., below a Standard & Poor’s rating of BBB- or Moody’s rating of Baaa3).”

Also revise the disclosure to clarify that below investment grade is often referred to as “high yield” and “junk” as opposed to “high yield” or “junk.”

Response: The Company has revised the disclosure as requested.

Investment Advisory Fees (page 12)

4.	Describe the catch-up feature relating to the income incentive fee in plain English.

Response: The Company has revised the disclosure as requested.

5.	Clarify that there is no accumulation of amounts on the hurdle rate from quarter to quarter, and that accordingly there is no clawback of amounts previously paid if subsequent quarters are below the quarterly hurdle, and there is no delay of payment if prior quarters are below the quarterly hurdle.

Response: The Company has revised the disclosure as requested.

Dominic Minore, Esq., Senior Counsel

Jeff Long, Staff Accountant

November 2, 2016

6.	Please supplementally advise the Staff whether the Adviser’s waiver of the base management and incentive fee also facilitated its ability to earn an income incentive fee in any period.

Response: The Company advises the staff on a supplemental basis that the Adviser’s waivers of the base management and incentive fee did not facilitate its ability to earn an income incentive fee in any period. In each period in which there was a waiver of such fees, the Adviser’s income incentive fee was calculated as if such waiver had not occurred.

Risk Factors (page 20)

7.	In your response letter, confirm that the Company will not engage in reverse repurchase agreements. In the alternative, provide a description of reverse repurchase agreements, noting that they represent borrowing by the Company and, if true, that they are subject to the Company’s overall limitation on borrowing. Also highlight the risks pertaining to reverse repurchase agreements.

Response: The Company confirms that it has no intention of engaging in reverse repurchase agreements.

8.	To the extent that the Company may materially invest in derivatives, please refer to the disclosure considerations set forth in the Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company believes that its derivative disclosure is accurate and specifically describes the Company’s expected use of derivatives, if any, and their risks. Please see the risk factor titled “We may expose ourselves to risks if we engage in hedging transactions” appearing on page 40 of Amendment No. 1 for additional detail.

Board Approval of Investment Advisory Agreement (page 96)

9.	The disclosure does not meet the specificity requirements of Instruction 6.f. to Item 24 of Form N-2. Specifically: “Conclusory statements or a list of factors will not be considered sufficient disclosure under Instruction 6.e. Relate the factors to the specific circumstances of the Registrant and the investment advisory contract and state how the board evaluated each factor. For example, it is not sufficient to state that the board considered the amount of the investment advisory fee without stating what the board concluded about the amount of the fee and how that affected its decision to approve the contract. If any factor enumerated in Instruction 6.e.(i) to this Item is not relevant to the board’s evaluation of an investment advisory contract, note this and explain the reasons why the factor is not relevant.” Please provide the required disclosure.

Dominic Minore, Esq., Senior Counsel

Jeff Long, Staff Accountant

November 2, 2016

Response: The Company has revised the disclosure as requested.

Selling Stockholder (page 103)

10.	Disclose the date on which Alcentra NY, LLC acquired the shares being offered for resale from Alcentra Investments Limited.

Response: The Company has revised the disclosure as requested.

11.	Disclose whether Alcentra NY, LLC will bear any expenses with respect to the registration and offering of its shares for resale and, if so, disclose the approximate amount of such expenses.

Response: The Company has revised the disclosure to indicate that the selling stockholders will not bear any expenses with respect to the registration of shares for resale. However, the selling stockholders will be responsible for the brokers’ or underwriters’ discounts and commissions and transfer taxes, if any, relating to the sale or disposition of such shares and, if applicable, an approximate amount of such expenses will be included in the prospectus supplement relating to any such resale.

12.	Reference is made to the Division of Corporate Finance’s Compliance & Disclosure Interpretation Number 140.02 which provides that if a selling security holder is not a natural person, a registrant must satisfy the obligation in Item 507 of Regulation S-K to disclose the nature of any position, office, or other material relationship that the selling security holder has had within the past three years with the registrant or any of its predecessors or affiliates by disclosing any material relationships between the registrant and the selling security holder entity as well as Item 507 information about any persons (entities or natural persons) who have control over the selling entity and who have had a material relationship with the registrant or any of its predecessors or affiliates within the past three years. Please add additional disclosure if necessary.

Response: The Company has revised the disclosure as requested.

Description of Our Debt Securities (page 118)

13.	In your response letter, please describe the types of debt that the Company contemplates offering through this registration statement. Additionally, undertake to advise us in advance of any proposed debt offering pursuant to this registration statement and to provide for staff review the preliminary prospectus supplement relating to any debt offering by the Company. Further undertake to clear all staff comments prior to the commencement of any such debt offering whenever the preliminary prospectus supplement materially differs from the form of prospectus supplement included in this registration statement at the time of effectiveness.

Dominic Minore, Esq., Senior Counsel

Jeff Long, Staff Accountant

November 2, 2016

Response: The Company respectfully refers the Staff to the “Description of Our Debt Securities” section of the Prospectus for a description of the types of debt securities that the Company may offer, issue and sell pursuant to the Registration Statement. As noted in the above-referenced disclosure and as indicated in the Base Indenture filed as an exhibit to the Registration Statement, the Company may generally offer, issue and sell debt securities pursuant to the Registration Statement in the form of notes that may or may not be rated and/or listed on a national securities exchange, and that may have either fixed or floating interest rates. The Company will comply with the provisions of the 1940 Act in connection with, any issuance of debt securities applicable thereto, including Section 18 of the 1940 Act. In addition, while such notes may contain a provision that permits the conversion of such debt securities into common stock of the Company, the Company will fully comply with, among other things, Section 61 of the 1940 Act in connection therewith or other interpretive guidance issued by the Staff with respect thereto, including Bunker Hill Income Sec. (SEC No-Action Letter, pub. avail. Oct. 29, 1982).

The Company has filed forms of prospectus supplements as exhibits to the Registration Statement which contain certain disclosure that will be provided in connection with offerings of various debt securities. The Company undertakes to inform the Staff in advance of filing a prospectus supplement for the issuance of debt securities if such prospectus supplement contains materially different terms, including, without limitation, the removal or alteration of a covenant in a manner materially affecting the rights of the debtholders, from those disclosed in a form of prospectus supplement filed as an exhibit to the Registration Statement.

14.	We note, from the disclosure appearing on page 119, that the indenture does not contain any provisions that give a holder of debt securities issued by the Company protection in the event the Company issues a large amount of debt or is acquired by another entity. Additionally, the disclosure appearing on page 129 indicates that the debt securities, whether secured or unsecured, of the Company will rank structurally junior to all existing and future indebtedness (including trade payables) incurred by the Company’s subsidiaries, financing vehicles or similar facilities. The disclosure appearing on page 61 also states that the Credit Facility that the Company has entered into “is secured by a first priority security interest in all of our portfolio investments, the equity interests in certain of its direct and indirect subsidiaries and substantially all of its other assets.”

Dominic Minore, Esq., Senior Counsel

Jeff Long, Staff Accountant

November 2, 2016

Accordingly, please note that the prospectus supplement used with an offering of the Company’s debt securities should, as applicable:

(1)	Disclose that currently none of the Company’s indebtedness is subordinated to the debt securities. It should also disclose whether there is a current intention to issue indebtedness that expressly provides that it is subordinated to the debt securities.

(2)	Disclose that the debt securities are “structurally subordinated” and are “effectively subordinated” to all existing and future indebtedness of the Company and other obligations of its subsidiaries, financing vehicles and similar facilities. The significance of the debt securities being structural subordinated and effectively subordinated should be explained in plain English, specifically highlighting how such subordination affects the rights and priorities of the holders of the debt securities. Also, disclose the approximate total dollar amount of all liabilities and obligations to which the debt securities being offered are structurally subordinated and effectively subordinated.

(3)	Refrain from using the word “senior” in the title of any debt securities issued by the Company, or when describing/identifying their ranking, if the debt securities are not contractually senior in right of repayment to the other outstanding obligations of the Company. Even where the Company’s debt securities are contractually senior in right of repayment to the other outstanding obligations of the Company, consider the appropriateness of referring to the debt securities as “senior” when they are also are structurally subordinated to the obligations of the Company’s subsidiaries, financing vehicles and similar facilities.

(4)	Disclose that the debt securities will not be subject to any sinking fund and explain the significance thereof; for example, state that no amounts will be set aside for the express purpose of repayment of principal and any unpaid interest on the debt securities, and that repayment of the debt securities will depend upon the financial condition of the Company and its subsidiaries as they exist as of the maturity date of the debt securities.

Response: The Company acknowledges the Staff’s comment and will include the relevant disclosure in a prospectus supplement used with an offering of the Company’s debt securities.

Item 25. 2 Exhibits (page C-2)

15.	Please file as an exhibit the legality opinion in respect of each category of security being registered, and related consent of counsel, with your next pre-effective amendment. In this regard, it appears that the terms of the actual offerings from this registration statement have not yet been authorized by the Company’s Board of Directors. Therefore, in your response letter, also provide an undertaking on behalf of the Company to file, in a post-effective amendment with each takedown from this shelf registration statement, an unqualified legality opinion and related consent of counsel, that will be consistent with the views set forth in Staff Legal Bulletin No. 19 (CF).

Dominic Minore, Esq., Senior Counsel

Jeff Long, Staff Accountant

November 2, 2016

Response: The Company has filed as an exhibit the legality opinion in respect of each category of security being registered, and related consent of counsel. The Company also undertakes to file, in a post-effective amendment with each takedown from the Registration Statement, an unqualified legality opinion and related consent of counsel, that will be consistent with the views set forth in Staff Legal Bulletin No. 19 (CF).

Financial Statements

Notes to Financial Statements

16.	With respect to the Company’s unfunded commitments, please provide the Staff with the following information on a supplemental basis: (1) a representation that it reasonably believes its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments; and (2) a general explanation as to why it believes it can cover its commitments.

Response: The Company supplementally advises the Staff that it reasonably believes its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments. The Company believes that it has adequate liquidity in the form of current and projected cash and cash equivalents, anticipated cash flows and pre-payments from its portfolio investments, assets available for sale, and borrowing capacity under its credit facility to fund those unfunded commitments that the Company may be required to fund.

Consolidated Statements of Assets and Liabilities (page F-2)

17.	Confirm that the “cash” or “cash equivalent” balance is not restricted. If they are restricted, include the disclosure required by Regulation S-X, Rule 5-02.1 and Rule 6-04.5.

Response: The Company hereby confirms to the Staff that its “cash” and “cash equivalent” balance is not restricted.

Consolidated Statements of Operations (page F-3)

Dominic Minore, Esq., Senior Counsel

Jeff Long, Staff Accountant

November 2, 2016

18.	Reference is made to the September 16, 2014 AICPA Expert Panel Meeting Minutes and subsection C thereof regarding the nature of other income. Please include disclosure regarding fee income and whether it is recurring or non-recurring.

Response: The Company hereby confirms to the Staff that its fee income is non-recurring and that the Company will provide the additional disclosure in future filings in response to the Staff’s comment beginning with its quarterly report on Form 10-Q for the quarter ending September 30, 2016.

Consolidated Schedule of Investments (page F-7)

19.	In accordance with Instruction 1.b to Item 8.6.c of Form N-2, indicate which of the Company’s assets are non-qualifying and the significance of non-qualification.

Response: The Company hereby confirms to the Staff that all of its assets are qualifying. The Company will add disclosure to such effect in it future quarterly SEC filings beginning with the quarterly report on Form 10-Q for the quarter ending September 30, 2016 to the extent it remains the case. Moreover, at such time as the Company has non-qualifying assets, the Company will indicate which of its assets are non-qualifying and the significance of such non-qualification in accordance with Instruction 1.b to Item 8.6.c of Form N-2.

20.	We note that cost equals fair value for a significant portion of the Company’s portfolio. Please confirm that the Company’s valuation method complies with ASC 820 and that the December 31, 2015 and June 30, 2016 valuations are reasonable estimates of the exit price for each holding.

Response: As disclosed in the Registration Statement, the Company measures all of its financial instruments at fair value in accordance with ASC 820, which defines fair value, establishes a framework to measure fair value and requires disclosures about fair value measurements.

Fair value is a market-based measure considered from the perspective of the market participant who holds the financial instrument rather than an entity-specific measure.  Therefore, when market observable inputs are not readily available, the Company’s judgment is applied to reflect those judgments that a market participant would use in valuing the same financial instrument at the measurement date.  Greater judgment in valuation is required when inputs are less observable or unobservable in the marketplace.  The valuation of financial instruments classified in Level 3 of the fair value hierarchy of ASC 820 involves the greatest amount of judgment by the Company.

Dominic Minore, Esq., Senior Counsel

Jeff Long, Staff Accountant

November 2, 2016

The fair value of the debt investments for which market quotations are not readily available (i.e., financial instruments classified in Level 3 of the fair value hierarchy of ASC 820) were valued as of December 31, 2015 and June 30, 2016 by the Company’s board of directors and the value of these investments is reviewed at least quarterly by a third party.  Because these investments are illiquid and there may not be any directly comparable companies whose financial instruments have observable market values, these investments were valued using a fundamental valuation methodology, consistent with traditional asset pricing standards, that is objective and consistently applied across all investments and through time.

The fair value of performing debt investments is typically derived utilizing a market yield analysis.  In a market yield analysis, a price is ascribed to each debt investment based upon an assessment of current and expected market yields for similar debt investments and risk profiles. Additional consideration is given to current contractual interest rates, relative maturities and other key terms and risks associated with a debt investment.  Among other factors, a significant determinant of risk is the amount of leverage used by the portfolio company relative to the total enterprise value of the portfolio company, and the rights and remedies of the Company with respect to the particular debt investment in the portfolio company.

In connection with the performance of a market yield analysis on its debt investments, the Company obtained market data regarding the current interest rates for debt investments in the private debt market from an independent third party valuation firm (the “Valuation Firm”).  The Valuation Firm provided representative interest rates for various types of debt instruments (first lien, second lien, unitranche and unsecured debt) for middle market companies and smaller market companies.  The Company’s investment professionals reviewed the market data provided by the Valuation Firm for comparison against current deals that are in process or under consideration for investment by the Company.  As necessary, any errors, data outliers or questions regarding the market interest rates obtained from the Valuation Firm were discussed and reconciled with the Valuation Firm.  Once the market data was analyzed, reviewed and finalized, the market data provided by the Valuation Firm was averaged together with equal weighting to populate the Company’s internal market yield matrix (“Yield Matrix”).

The fair values of the debt investments held by the Company were determined by deciding on the appropriate market interest rates from the Yield Matrix to be used to perform the analysis.  Once selected, the Yield Matrix generated fair values for each of the Company’s debt investments within a range of typically 5 percentage points on a per unit basis relative to par (e.g., 95 to 100).  The Company then analyzed four data points with respect to each market yield analysis and evaluated each result to determine which point within the range is most representative of the price the Company expects that it could receive in a sale of the debt investment (i.e., the exit price) in a transaction between willing market participants.  The four data points are as follows:

Dominic Minore, Esq., Senior Counsel

Jeff Long, Staff Accountant

November 2, 2016

• the low-end of the Yield Matrix;

• the mid-point of the Yield Matrix;

• the high-end of the Yield Matrix; and

• the current carrying value of the debt investment.[1]

The Company considered many factors in evaluating the most suitable point within the range of fair values, including, but not limited to, the following:

• the portfolio company’s underlying operating performance and any related trends;

• the improvement or decline in the underlying credit quality measured on the basis of a loan-to-enterprise value ratio and total outstanding debt to EBITDA ratio; and

• changes or issues related to the portfolio company’s customer/supplier concentration, regulatory developments and other portfolio company specific considerations.

To the extent that the Company’s current carrying value was not within the range of fair values provided by the Valuation Firm, and the Company was unable to determine that any particular point within the range of fair values was more representative of the price the Company expects that it could receive in a sale of the debt investment (i.e., the exit price) than any other point within the range, the Company concluded that the current carrying value is the value most representative of the exit price in a hypothetical market transaction and no change was made to the carrying value (fair value) of the Company’s debt investment.  In instances where the Company’s carrying value as of December 31, 2015 or June 30, 2016 was equal to par or amortized cost, this resulted in a fair value equal to par or amortized cost of the debt investment.

On other hand, if the Company’s current carrying value was within the range of fair values, but the Company determined that a particular point within the range of fair values was more representative of the price the Company expects that it could receive in a sale of the investment (i.e., exit price), then the carrying value of the Company’s debt investment would have been changed to equal that point (fair value).  Alternatively, if the Company’s carrying value was not within the range of fair values, then the carrying value of the Company’s debt investment would have been changed to equal a fair value within the range of determined fair values that was most representative of the price the Company expects that it could receive in a sale of the debt investment in a transaction between willing market participants.

[1] If the current carrying value of the debt investment is not within the range of determined fair values, then only the three other points noted above are analyzed.

Dominic Minore, Esq., Senior Counsel

Jeff Long, Staff Accountant

November 2, 2016

It is also important to highlight the fairly unseasoned nature of the Company’s Level 3 debt investments (i.e., the Company has acquired the majority of such investments since its inception in May 2014 and, in all cases, subsequent to 2010 and the fact that interest rates during this period (i.e., from 2010 to date) have been relatively stable.

For the reasons noted above, the Company and its board of directors believe that the valuation policies and procedures followed in connection with determining the fair value of the Company’s debt investments were fully consistent with ASC 820 and that such valuations are reasonable estimates of the exit price for each holding.

21.	Please clarify that the Company will invest not more than 15% of its net assets in private investment funds that are commonly known as hedge funds and private equity funds, which would be required to be registered as investment companies under the Investment Company Act of 1940 (the “ICA”) but for the exemptions contained in Section 3(c)(1) or 3(c)(7) thereunder.

In addition to the foregoing request that the Company limit its investment in private investment funds that would be required to be registered as investment companies under the ICA but for an exemption under Section 3(c)(1) or 3(c)(7 thereunder (the “15% Limit”), the Company should also disclose that its investments in all private funds, which include, for example, private REITs, private oil and gas funds, private commodity pools, private real estate funds as well as private investment companies subject to the 15% Limit, will not exceed more than 35% of its net assets.

Response: The Company understands that the Staff is in discussions with a number of other registrants with respect to this comment and, as a result, undertakes to comply with any broadly-applied position taken by the Staff resulting therefrom with respect to this comment. Prior to that time, the Company agrees to abide by the limitation described in this comment but will not disclose such fact in its SEC filings until the Staff has taken a broadly-applied position with respect thereto.

Comments Received on October 4, 2016 and October 6, 2016

Cover Page of Registration Statement

Dominic Minore, Esq., Senior Counsel

Jeff Long, Staff Accountant

November 2, 2016

22.	Please confirm that the numbers on the last line of the fee table will be completed prior to effectiveness.

Response: The Company has completed the fee table.

Cover Page of Prospectus

23.	On the cover page of the prospectus and on pages 105 and 133 of the Registration Statement, confirm that the number of shares being registered for resale by the selling stockholders is correct.

Response: The Company has revised the Registration Statement to reflect the correct number of shares being registered for resale by the selling stockholders.

24.	Indicate the percentage of the Company’s total shares that are represented by the shares being registered for resale.

Response: The Company has revised the disclosure as requested.

Investment Advisory Fees (page 12)

25.	Confirm that the description of the “catch-up” is correct.

Response: The Company has clarified the disclosure.

26.	Clarify that there is no accumulation of amounts on the hurdle rate from quarter to quarter, and accordingly there is no clawback of amounts previously paid to the Adviser if subsequent quarters are below the quarterly hurdle, and there is no delay of payment to the Adviser if prior quarters are below the quarterly hurdle.

Response: The company has revised the disclosure as requested.

Additional Comments

27.	Please state in the registration statement that the Company will invest no more than 15% of its net assets in entities which would be required to be registered as an investment company under the Investment Company Act of 1940 but for the exemptions in Section 3(c)(1) or 3(c)(7) thereunder (“Private Investment Companies”). Private Investment Companies include hedge funds and private equity funds. In addition, please state that the Company will limit its investment in privately offered pooled investment vehicles (“Private Funds”) which include private REITs, private oil and gas funds, private commodity pools, private real estate funds as well as Private Investment Companies, to no more than 35% of its net assets, subject to the overall limit of investing no more than 15% of its net assets in Private Investment Companies. Finally, please state that if the Company changes this policy and determine to invest more than 15% of its net assets in Private Investment Companies or more than 35% of its net assets in Private Funds, will do so only after filing a new registration statement or post-effective amendment to the Registration Statement, and having such registration statement or post-effective amendment declared effective.

Dominic Minore, Esq., Senior Counsel

Jeff Long, Staff Accountant

November 2, 2016

Response: The Company has complied with the Staff’s comment.

Closing Comments

28.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: The Company acknowledges the Staff’s comment.

29.	Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Response: The Company acknowledges the Staff’s comment.

30.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

Response: The Company advises the Staff on a supplemental basis that it does not presently intend to seek any exemptive or no-action relief in connection with the Registration Statement.

31.	You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of the prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to Company disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Dominic Minore, Esq., Senior Counsel

Jeff Long, Staff Accountant

November 2, 2016

Response: The Company acknowledges the Staff’s comment.

32.	In the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Response: The Company acknowledges the Staff’s comment.

*       *       *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0805, or Kristin H. Burns at (202) 383-0918.

Sincerely,

/s/ Harry S. Pangas

Harry S. Pangas

Dominic Minore, Esq., Senior Counsel

Jeff Long, Staff Accountant

November 2, 2016

Cc:	Paul Echausse / Alcentra Capital Corporation
Kristin H. Burns / Sutherland Asbill & Brennan LLP